For the fiscal year ended (a) 12/31/96
File number (c) 811-2927

                          SUB-ITEM 77I
               Terms of New or Amended Securities

     The Fund is authorized to issue 1.5 billion Class Z shares. Class Z shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees.
Class Z shares are not currently offered.